UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION

9800 59th Avenue North

Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

Index to Financial Statements and Exhibit

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2008

Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2008

Signature

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the

Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2008 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2009

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Participant-directed investments at fair value:
Pooled separate accounts	$19,892,558	$36,899,453
Select Comfort Corporation common stock	317,496	2,323,155
Guaranteed income fund	6,591,552	5,975,245
Mutual funds	2,044,961	651,583
Self-directed brokerage fund	98,540	146,340

Total participant-directed investments at fair value	28,945,107	45,995,776

Participant loans	1,461,899	1,405,500

Receivables:
Participant contributions	315,048	293,827
Employer contributions	—	871,347

Total receivables	315,048	1,165,174

Net assets available for benefits	$30,722,054	$48,566,450

See accompanying notes to financial statements.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Investment (loss) income:
Dividend/interest income	$333,715	$343,439
Net realized/unrealized depreciation in fair value	(15,773,520)	(692,626)

	(15,439,805)	(349,187)

Less investment expenses	9,300	9,150

Net investment loss	(15,449,105)	(358,337)

Contributions:
Participant contributions	5,164,599	6,178,773
Rollovers	267,123	738,132
Employer contributions	1,826,750	3,091,645

Total contributions	7,258,472	10,008,550

Deductions from net assets attributed to:
Benefits paid to participants	9,635,163	6,543,032
Plan expenses	18,600	32,181

Total deductions	9,653,763	6,575,213

Net (decrease) increase in net assets available for benefits	(17,844,396)	3,075,000

Net assets available for benefits:
Beginning of year	48,566,450	45,491,450

End of year	$30,722,054	$48,566,450

See accompanying notes to financial statements.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (the “Company”) Profit Sharing and 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The inception date of the Plan was January 1, 1994.

Recordkeeper and Custodian – The Plan assets are in the custody of The Prudential Insurance Company of America (“Prudential”). Prudential is the recordkeeper, custodian and trustee of the Plan.

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Beginning in the fourth quarter of 2008, the Company suspended its discretionary 401(k) matching contributions.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution to their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balances of forfeited non-vested accounts at December 31, 2008 and 2007 were $112,920 and $68,240, respectively. Forfeitures of non-vested amounts were used to pay Plan expenses of $18,600 and $32,181 in 2008 and 2007, respectively. In addition, forfeitures of non-vested amounts reduced 2008 and 2007 Company contributions by $290,000 and $290,000, respectively.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus two percentage points for loans initiated from January 1, 2001 to November 8, 2002 or, plus one percentage point for loans initiated from November 9, 2002 to December 31, 2008. Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Participant loans are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the eleven investment funds, Company common stock or the Self-Directed Brokerage Account. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various investment alternatives offered through Prudential as outlined in the fund literature:

Prudential Guaranteed Income Fund – Fixed-interest annuity backed by Prudential Retirement Insurance and Annuity Company’s general account. Funds are invested primarily in private placement bonds, intermediate-term bonds, and commercial mortgages.

Artio International Blend Fund (formerly Julius Baer International Equity Fund) – Funds are invested primarily in foreign stock markets seeking long-term growth of capital.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements (continued)

December 31, 2008 and 2007

Waddell & Reed Large Cap Growth Fund – Funds are invested primarily in equity and equity-related securities of large companies.

LSV Asset Management Large Cap Value Fund– Funds are invested primarily in equity and equity-related securities of large-sized companies, including common stocks, as well as securities convertible into common stocks.

Goldman Sachs Mid Cap Growth Fund – Funds are invested in common stocks of companies that the fund advisor believes offer long-term capital appreciation potential.

PIMCO Core Plus Bond Fund – Funds are invested in a diversified portfolio of fixed-income securities, consistent with preservation of capital.

Oakmark Equity & Income Fund (Class I Shares) – Funds are invested in equity and fixed-income securities that the fund advisor believes offer high current income, preservation and growth of capital.

Dryden Stock Index Fund Z – Fund seeks to provide investment results that correspond to the price and yield performance of the S&P 500 index.

Victory Diversified Stock Fund A – Funds are invested primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies.

Essex Small Cap Growth Fund – Funds are invested in common stocks of small capitalization companies that the fund advisor believes offer long-term capital appreciation potential.

Wells Fargo Advantage Small Cap Val Inv – Funds are invested primarily in common stocks of small capitalization companies that the fund advisor believes are undervalued.

The Boston Co. Small Cap Growth Fund (formerly Granahan Small Cap Growth Fund) – Funds were invested in equity securities of small capitalization companies. This fund is no longer an investment option as of the end of the 2008 Plan year.

Munder Capital Small Cap Value Fund – Funds were invested in common stocks of small capitalization companies that the fund advisor believes are undervalued. This fund is no longer an investment option as of the end of the 2008 Plan year.

Self-Directed Brokerage Account – This brokerage account gives the participant access to more than 8,000 mutual funds and any publicly traded stock with a share price greater than $5, with the exception of Select Comfort Corporation common stock.

Select Comfort Corporation Common Stock – Funds are invested in shares of common stock of the Company.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant will generally receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Plan Expenses – The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements (continued)

December 31, 2008 and 2007

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investments funds, guaranteed investment fund or a self-directed brokerage option which enables participants to invest in mutual funds or publically traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Concentration of Market Risk – At December 31, 2008 and 2007, approximately 1% and 5%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. The Company disclosed in the notes to its audited consolidated financial statements for the fiscal year ended January 3, 2009 that “our ability to continue as a going concern is dependent on various factors, including: macro economic trends, the successful execution of cost reduction plans, successful negotiation with the lenders and successful efforts to raise additional capital. Some of these factors are not entirely within our control. These conditions raise substantial doubt about our ability to continue as a going concern.” It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Adoption of New Accounting Standard – On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements.

Refer to Note 6, Fair Value Measurements, for further information related to SFAS No. 157.

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 12, 2009 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“the IRC”). Therefore, no provisions for income taxes have been made.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements (continued)

December 31, 2008 and 2007

(5)	GROUP ANNUITY INSURANCE CONTRACT

The Prudential Guaranteed Income Fund (“the Fund”) offers a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company (“the Issuer”), an affiliate of the trustee. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contract value is generally the amount participants receive when they initiate permitted transactions under terms of the Plan.

As defined by the FSP, the Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.

The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.

The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.

An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The interest crediting rate is determined semi-annually and during 2008 and 2007 resulted in an average annual yield earned and credited to participants of approximately 3.35% and 3.50%, respectively. The minimum crediting rate is 1.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the Issuer’s general account.

Refer to Note 6, Fair Value Measurements, for information related to fair value measurements under SFAS No. 157.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events or circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at December 31, 2008 was Aa3 as reported by Moody’s Investors Service. On March 18, 2009, Moody’s Investor Service downgraded the Issuer to A2.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements (continued)

December 31, 2008 and 2007

(6)	FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS No. 157 establishes a fair value hierarchy, that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are as follows:

•	Level 1 – Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical assets and liabilities;

•	Level 2 – Observable prices that are based on inputs not quoted on active markets but corroborated by market data; and

•	Level 3 – Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (“exit price”). The fair value of participation units owned by the Plan in the pooled separate accounts are based on unit values on the last business day of the Plan year. Mutual funds are valued at the quoted net asset value on the last business day of the Plan year. Select Comfort common stock is valued at the quoted market price on the last business day of the Plan year. Insurance contracts are reported at contract value, which approximates fair value, as determined by the Issuer and reported to the Plan’s management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Issuer.

The following table presents, by level in the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$19,892,558	$—	$19,892,558
Select Comfort Corporation common stock	317,496	—	—	317,496
Guaranteed income fund	—	—	6,591,552	6,591,552
Mutual funds	2,044,961	—	—	2,044,961
Self-directed brokerage fund	98,540	—	—	98,540
Total participant-directed investments at fair value	$2,460,997	$19,892,558	$6,591,552	$28,945,107

Level 3 – Changes in Fair Value

The following table presents a summary of changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008.

Guaranteed Income Fund
Balance, beginning of year	$5,975,245
Interest income	214,827
Purchases, sales, issuances or settlements, net	401,480
Balance, end of year	$6,591,552

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements (continued)

December 31, 2008 and 2007

(7)	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007
Fully benefit-responsive investment contract:
Prudential Guaranteed Income Fund	$6,591,552	$5,975,245

Pooled separate accounts:
Artio International Blend Fund (formerly Julius Baer International Equity Fund)	3,464,855	7,058,589
Waddell & Reed Large Cap Growth Fund	4,603,410	8,820,358
LSV Asset Management Large Cap Value Fund	3,829,320	7,154,640
PIMCO Core Plus Bond Fund	3,248,417	3,767,240
Essex Small Cap Growth Fund	1,953,374	N/A
Oakmark Equity & Income Fund (Class I Shares)	2,269,626	*
Wells Fargo Advantage Small Cap Val Inv	1,718,739	N/A
Munder Small Cap Value Fund	N/A	3,550,451
The Boston Co. Small Cap Growth Fund (formerly Granaham Small Cap Growth Fund)	N/A	4,031,856

* Less than 5% of net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year), (depreciated) appreciated in value as follows:

	Year ended December 31
	2008	2007
Self-directed brokerage	$(73,911)	$(41,018)
Pooled separate accounts	(11,220,439)	2,612,788
Select Comfort Corporation common stock	(3,391,667)	(3,211,814)
Mutual funds	(1,087,503)	(52,582)

	$(15,773,520)	$(692,626)

(8)	PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Prudential, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain investments issued by Prudential and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issuer or borrower	(c) Description of investment	Number of shares	(e) Current value
*	Prudential Retirement Insurance and Annuity Company	Prudential Guaranteed Income Fund	232,417	$6,591,552
*	Prudential Insurance Co. Separate Account	Artio International Blend Fund (formerly Julius Baer International Equity Fund)	215,753	3,464,855
*	Prudential Insurance Co. Separate Account	Waddell & Reed Large Cap Growth Fund	505,721	4,603,410
*	Prudential Insurance Co. Separate Account	LSV Asset Management Large Cap Value Fund	321,037	3,829,320
*	Prudential Insurance Co. Separate Account	Goldman Sachs Mid Cap Growth Fund	59,124	523,556
*	Prudential Insurance Co. Separate Account	PIMCO Core Plus Bond Fund	228,857	3,248,417
*	Prudential Insurance Co. Separate Account	Essex Small Cap Growth Fund	347,377	1,953,374
*	Prudential Insurance Co. Separate Account	Oakmark Equity & Income Fund (Class I Shares)	81,059	2,269,626
	Wells Fargo Funds Management LLC	Wells Fargo Advantage Small Cap Val Inv	94,696	1,718,739
	Victory Capital Management Inc.	Victory Diversified Stock Fund A	18,919	210,758
*	Prudential Insurance Co. JennisonDryden Mutual Fund	Dryden Stock Index Fund Z	5,840	115,464
*	Prudential Financial	Self-Directed Brokerage Account	—	98,540
*	Select Comfort Corporation	Common stock	1,269,985	317,496
	Participant loans	Loans secured by participant-vested balance with interest rates of 5.0% to 9.75% and maturing in 2009 to 2022	—	1,461,899
		Total		$30,407,006

* Party-in-Interest.

(d) Disclosure of cost not required for participant directed investments.

See accompanying report of Independent Registered Public Accounting Firm.

SELECT COMFORT

PROFIT SHARING AND 401(k) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

For the year ended December 31, 2008

(a) Identity of party involved	(b) Description of asset	(c) Purchase price		(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/(loss)
Category (I): Individual Transactions in Excess of 5% of Plan Assets
Prudential Insurance Co. Separate Account*	The Boston Co. Small Cap Growth Fund (formerly Granahan Small Cap Growth Fund)	$	N/A	$3,178,839	$3,336,237	$3,178,839	$(157,398)

Prudential Insurance Co. Separate Account*	Essex Small Cap Growth Fund		3,179,710	N/A	3,179,710	3,179,710	N/A

Prudential Insurance Co. Separate Account*	Munder Capital Small Cap Value Fund		N/A	2,659,567	3,168,794	2,659,567	(509,227)

Wells Fargo Funds Management LLC	Wells Fargo Advantage Small Cap Inv		2,660,433	N/A	2,660,433	2,660,433	N/A

* Party-in-Interest.

There were no category (II), (III) or (IV) reportable transactions during 2008.

Disclosure of (e) and (f) were not applicable.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN (Name of Plan)
Date: June 29, 2009
	By:	/s/ Karen R. Richard
Karen R. Richard Vice President, Chief Human Resource & Strategy Officer Plan Administrator